EXHIBIT 21.1

SUBSIDIARIES OF DOLE PLC

Name of Subsidiary	State or Jurisdiction of Entity
Dole Far East Holdings Limited	Hong Kong
Dole Food Company Inc.	North Carolina
Dole Fresh Fruit Intl Ltd.	Bermuda
Solvest Ltd.	Bermuda
Standard Fruit Bermuda Ltd.	Bermuda
Total Produce Holdings BV	Netherlands
Total Produce International Holdings Limited	Ireland
Total Produce Investments BV	Netherlands
Total Produce Plc	Ireland
Total Produce USA Holdings Inc	Delaware